Filed Pursuant to Rule 424(b)(3)
        Registration No. 333-282789

BROOKFIELD REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 2 DATED JUNE 15, 2026
TO THE PROSPECTUS DATED APRIL 27, 2026

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Brookfield Real Estate Income Trust Inc., dated April 27, 2026 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Brookfield Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to provide updates on our investment portfolio;
•to disclose the transaction price for each class of our common stock sold in this public offering (the “Offering”) as of July 1, 2026;
•to disclose the calculation of our May 31, 2026 net asset value (“NAV”) per share for all share classes;
•to provide an update on the status of our Offering;
•to disclose our Investor Incentive Program (as defined below); and
•to disclose certain updates to our Prospectus.
Investment Portfolio Updates
In May 2026, we completed our first data center investment, acquiring a 125,000-square-foot, 6.5-megawatt powered-shell facility in Sunnyvale, California, for approximately $90 million. The asset provides mission-critical digital infrastructure in a high-demand market with significant barriers to new supply. The building and its connection to the power grid are owned by the Company, while the internal technology infrastructure is owned and maintained by the tenant. The property is leased on a net-lease basis to an investment-grade tenant, with annual rent escalators. This investment reflects our focus on data centers with strong tenant credit and long-term income visibility.
In June 2026, we acquired an interest in a large manufactured housing portfolio across several U.S. markets for an initial equity investment of approximately $87 million. This investment expands our exposure to a needs-based housing segment with resilient demand and attractive affordability characteristics. Brookfield has significant experience in manufactured housing, and we believe this portfolio complements our existing rental housing exposure while adding diversification across defensive real estate sectors. This investment reflects our focus on housing assets supported by durable demand.
As of May 31, 2026, our portfolio, based on the NAV of our investments, consisted of 90% real estate properties and 10% real estate-related loans and securities. NAV is measured as the fair value of our investments less any mortgages or debt obligations related to such investments.
As of May 31, 2026, our real estate properties, based on the total asset value of our properties measured at fair value, consisted of multifamily (42%), logistics (20%), net lease (19%), single-family rental (9%), student housing (5%), data center (4%) and office (1%).

July 1, 2026 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of July 1, 2026 (and repurchases as of June 30, 2026) is as follows:

Transaction Price (per share)
Class S	$10.2500
Class I	$10.3650
Class D	$10.4622
Class T	$10.4629
The July 1, 2026 transaction price for each of our share classes is equal to such class’s NAV per share as of May 31, 2026. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
May 31, 2026 NAV Per Share
NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.BrookfieldREIT.com and is made available on our toll-free, automated telephone line at (833) 625-7348. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for important information about how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for May 31, 2026 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class D, Class T, Class C and Class E shares of common stock, as well as partnership interests in the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of May 31, 2026 ($ and shares/units in thousands):

Components of NAV	May 31, 2026
Investments in real estate	$2,083,694
Investments in real estate-related loans and securities	86,478
Investments in unconsolidated entities(1)	180,577
Cash and cash equivalents	119,071
Restricted cash	10,389
Other assets	31,964
Debt obligations	(1,343,983)
Accrued stockholder servicing fees(2)	(185)
Management fee payable	(1,118)
Distribution payable	(5,456)
Subscriptions received in advance	(220)
Other liabilities	(40,519)
Non-controlling interests in consolidated entities	(165,110)
Net asset value	$955,582
Number of shares/units outstanding	92,626

(1)
Investments in unconsolidated entities reflects the value of our net equity investment in entities we do not consolidate. As of May 31, 2026, our allocable share of the gross real estate asset value held by such entities was $424.7 million.

(2)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of May 31, 2026, we had accrued under GAAP approximately $11.1 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of May 31, 2026 ($ and shares/units in thousands, except per share/unit data):

	Class S Shares	Class I Shares	Class D Shares	Class T Shares	Class C Shares(1)	Class E Shares(1)	Third-party Class I-1 OP Units(2)	Third-party Class E OP Units(2)	Total
Net asset value	$235,976	$601,546	$991	$363	$56,599	$42,987	$16,127	$993	$955,582
Number of shares/units outstanding	23,022	58,036	95	35	5,636	4,151	1,556	95	92,626
NAV per share/unit as of May 31, 2026	$10.2500	$10.3650	$10.4622	$10.4629	$10.0420	$10.3564	$10.3650	$10.3564

(1)	Class C and Class E shares of our common stock are not sold in this Offering.
(2)	Includes the units of the Operating Partnership held by parties other than the Company.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the May 31, 2026 valuations, based on property types. In the event that we own more than one office investment in the portfolio, we will include the key assumptions for that property type.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily/Student Housing	7.3%	5.7%
Single-Family Rental	7.2%	5.5%
Net Lease	6.9%	5.4%
Logistics	8.7%	6.3%

A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remained unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily/Student Housing Investment Values	Single-Family Rental Investment Values	Net Lease Investment Values	Logistics Investment Values
Discount Rate	0.25% Decrease	1.9%	1.3%	2.0%	1.9%
(weighted average)	0.25% Increase	(1.8)%	(0.9)%	(2.0)%	(1.8)%
Exit Capitalization Rate	0.25% Decrease	2.7%	3.8%	2.8%	2.5%
(weighted average)	0.25% Increase	(2.5)%	(3.3)%	(2.6)%	(2.3)%

The preceding tables do not include recently acquired properties, which are held at cost in accordance with our valuation guidelines.

The following table provides a breakdown of the major components of our total NAV as of April 30, 2026 ($ and shares/units in thousands):

Components of NAV	April 30, 2026
Investments in real estate	$1,992,011
Investments in real estate-related loans and securities	90,451
Investments in unconsolidated entities(1)	178,586
Cash and cash equivalents	22,601
Restricted cash	14,374
Other assets	28,517
Debt obligations	(1,180,142)
Accrued stockholder servicing fees(2)	(183)
Management fee payable	(1,093)
Distribution payable	(5,454)
Subscriptions received in advance	(4,252)
Other liabilities	(38,858)
Non-controlling interests in consolidated entities	(142,029)
Net asset value	$954,529
Number of shares/units outstanding	92,328

(1)
Investments in unconsolidated entities reflects the value of our net equity investment in entities we do not consolidate. As of April 30, 2026, our allocable share of the gross real estate asset value held by such entities was $424.4 million.

(2)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of April 30, 2026, we had accrued under GAAP approximately $11.6 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of April 30, 2026 ($ and shares/units in thousands, except per share/unit data):

	Class S Shares	Class I Shares	Class D Shares	Class T Shares	Class C Shares(1)	Class E Shares(1)	Third-party Class I-1 OP Units(2)	Third-party Class E OP Units(2)	Total
Net asset value	$238,756	$597,994	$993	$363	$57,108	$42,166	$16,162	$987	$954,529
Number of shares/units outstanding	23,242	57,569	95	35	5,674	4,063	1,556	94	92,328
NAV Per Share/Unit as of April 30, 2026	$10.2725	$10.3874	$10.4838	$10.4798	$10.0657	$10.3787	$10.3874	$10.3787

(1)	Class C and Class E shares of our common stock are not sold in this Offering.
(2)	Includes the units of the Operating Partnership held by parties other than the Company.

Status of Our Offering
We are currently offering on a continuous basis up to $7.5 billion in shares of common stock, consisting of up to $6.0 billion in shares in our primary offering and up to $1.5 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold in this Offering (i) 1,623,345 shares of our common stock in the primary offering for total proceeds of $16,794,471 and (ii) 875,968 shares of our common stock pursuant to our distribution reinvestment plan for a total value of $9,085,348. We intend to continue selling shares in the Offering on a monthly basis.

Investor Incentive Program
Commencing with subscriptions accepted by us on July 1, 2026, each investor subscribing for shares will receive additional shares (“Bonus Shares”) issued by us (the “Investor Incentive Program”), except as set forth below with respect to certain feeder vehicles. Our Adviser or its affiliates will contribute to us the full purchase price for the issued Bonus Shares from their own assets and at no additional cost to the investor.
Under the Investor Incentive Program, new investors who subscribe for shares for the first time will receive an additional 3% of their subscription amount (excluding upfront commissions) in Bonus Shares. Stockholders that owned shares as of June 15, 2026 and who subscribe for additional shares will receive an additional 4% of their subscription amount (excluding upfront commissions) in Bonus Shares. Stockholders that submit a repurchase request during the Incentive Period (as defined below) will not be eligible to receive Bonus Shares for any subsequent subscriptions. Shares issued as part of our distribution reinvestment program are not eligible for Bonus Shares.
The Investor Incentive Program will terminate on the earlier of (1) immediately following the acceptance of subscriptions by us on October 1, 2026, or (ii) following the month in which we exceed $250 million of proceeds raised (excluding upfront commissions, distribution reinvestments and Bonus Shares) from the sale of shares since the beginning of the Investor Incentive Program (the “Incentive Period”). In the month we exceed the $250 million threshold, we will issue Bonus Shares to investors that purchase shares during such month on a pro-rata basis based on their subscription amount.
Bonus Shares will be of the same class as the shares purchased by the investor. For example, if an investor subscribes for $10,000 in Class I shares at a transaction price of $10.00 per share, under the Investor Incentive Program the investor will receive a total of 1,030 Class I shares (i.e., 1,000 Class I shares related to the investor’s subscription and 30 Class I Bonus Shares).
All Bonus Shares will have the same rights as other shares in all respects and will be credited to the investor’s account as of the applicable subscription date. Shares, including Bonus Shares, may be submitted for repurchase subject to the same terms as the other shares pursuant to our share repurchase plan. Class T, Class S and Class D Bonus Shares will bear stockholder servicing fees as described in this Prospectus but will not be subject to upfront selling commissions and dealer manager fees.
We intend to take the position that the receipt of Bonus Shares issued in connection with the purchase of shares during the Incentive Period does not represent taxable income to the investor. While we believe that this is the appropriate tax treatment for the receipt of Bonus Shares under U.S. federal income tax laws, there can be no assurances to that effect, or as to the consequences under the investor’s jurisdiction. As a result, prospective investors should consult their tax advisors regarding all aspects of their receipt of Bonus Shares.
Unless extended by the Adviser, the Investor Incentive Program will terminate after the Incentive Period, and investors purchasing shares after such date will not receive any Bonus Shares. The Adviser reserves the right to amend, extend or terminate the Investor Incentive Program at any time and we will disclose any such amendment, extension or termination pursuant to a supplement to the Prospectus.
Certain feeder or other vehicles created to hold the Company’s shares and other assets, which in turn sell interests in themselves to other investors (including non-U.S. persons) may implement the Investor Incentive Program differently for operational reasons (including administrative or systems limitations) or may not be eligible to participate in the Investor Incentive Program as determined by us in our sole discretion.

Prospectus Updates
The following is hereby added to the end of the section of the Prospectus titled “Description of Capital Stock—
Distribution Policy.”
Commencing with the distribution to stockholders of record as of the close of business on June 29, 2026, our board of directors, on the recommendation of our Adviser, has decided to adjust the monthly distribution paid on our shares. Following such date, our distribution per share will be based on a target distribution yield, initially equal to an annualized distribution yield of 5.25% on our Class I shares. Previously, our distribution was based on a specific dollar amount per share. We believe this adjusted distribution policy will support our sustainable, long-term growth, while continuing to provide stockholders with an attractive distribution yield. Our Adviser and our board of directors will continue to evaluate our distribution rate based on market conditions. The timing and amount of distributions are at the discretion of our board of directors and, as such, no assurance can be made that we will pay distributions in any particular amount, if at all, in the future.
The third paragraph set forth in the section of the Prospectus titled “Description of Capital Stock––Distribution Reinvestment Plan” is hereby deleted and replaced with the following.
We reserve the right to amend any aspect of our distribution reinvestment plan without the consent of our stockholders, provided that notice of any material amendment is sent to participants at least ten days prior to the effective date of that amendment. In addition, we may suspend or terminate the distribution reinvestment plan for any reason at any time upon written notice to participants. A stockholder’s participation in the plan will be terminated to the extent that a reinvestment of such stockholder’s distributions in our shares would cause the percentage ownership or other limitations contained in our charter to be violated. Participants may terminate their participation in the distribution reinvestment plan with ten days’ prior written notice to us.